UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Greehey, William E.
   One Valero Place
   San Antonio, TX  78212
   USA
2. Issuer Name and Ticker or Trading Symbol
   Valero Energy Corporation
   VLO
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   04/30/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board, President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $.01 par valu|      |    | |                  |   |           |396,345            |D     |                           |
e                          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|      |    | |                  |   |           |61,574.2279        |I(1)  |401(k) Plan                |
e                          |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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 Employee Stock Option|$22.3437|04/29|A   |V|860,000    |A  |(2)  |03/25|Common Stock|860,000|       |860,000     |D  |            |
 (right to buy)       |5       |/99  |    | |           |   |     |/09  |            |       |       |            |   |            |
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 Performance Share (Aw|(3)     |04/29|A   |V|150,000    |A  |(3)  |03/25|Common Stock|150,000|       |150,000 (2) |D  |            |
ard)                  |        |/99  |    | |           |   |     |/02  |            | (2)   |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) The information reported herein is based on plan balances as of April 30, 1999.
(2) Options vest 50% annually over a two-year
period.
(3) Pursuant to the terms of the reporting person's performance share award agreement approved by the Board of Directors of Valero Energy
Corporation, the number of performance shares issuable to the reporting person are determined anually over a two-year period and are payable in common stock in amounts ranging from zero to 200 percent of the performance shares subject to vesting in each year based upon satisfaction of certain performance criteria set forth in the agreement. The agreement provides that the number of shares of common stock payable to the reporting person are to be accrued and not issued or delivered until the first day of January of the year following the reporting person's retirement.
SIGNATURE OF REPORTING PERSON
/s/ William E. Greehey
DATE
05/07/99